RADICA GAMES LIMITED
                   ANNOUNCES CLOSING OF GIRL TECH ACQUISITION

FOR IMMEDIATE RELEASE                      CONTACT:  PATRICK S. FEELY
APRIL 30, 1998                                       PRESIDENT & COO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     EXECUTIVE V.P. & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201



(Hong Kong) Radica Games Limited (NASDAQ RADAF) confirmed today the closing of the acquisition of the assets of KidActive, LLC (dba Girl Tech) which was announced on April 23, 1998.


Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. For more information please visit the Radica (www.radicagames.com) and Girl Tech (www.girltech.com) web sites.


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